UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                Form 40-F     ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Contents

On March 25, 2020, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX listed on the Colombian Stock Exchange (Bolsa Colombiana de Valores), had informed the Colombian Financial Superintedency (Superintendencia Financiera de Colombia) that, pursuant to a nationwide decree (the “Decree”) issued by the Government of Colombia in response to the novel coronavirus pandemic, certain activities in Colombia shall temporarily cease until at earliest April 13, 2020. As a result, CEMEX Colombia S.A. (“CEMEX Colombia”), an indirect subsidiary of CEMEX, will temporarily halt production and related activities in Colombia effective March 25, 2020 and intends to continue complying with the Decree or any future decree by the Government of Colombia. CEMEX Colombia may resume certain activities on or before April 13, 2020 if allowed under the Decree. In addition, following measures implemented by authorities in Panama, CEMEX will also temporarily halt production and related activities in Panama. In general, CEMEX believes the measures being taken by CEMEX are similar to measures being taken by other companies in different parts of the world. CEMEX expects to file its Global Integrated Report on March 26, 2020, at which time it expects to update and supplement the risk factor disclosure, as it relates to the Coronavirus pandemic’s impact on CEMEX’s business and operations, contained in CEMEX’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 25, 2019, as subsequently updated and supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V
(Registrant)

Date: March 25, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller